Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3066	E-mail Address jmercado@stblaw.com

August 14, 2018

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

                Re: IRSA Propiedades Comerciales S.A.
                Form 20-F for the fiscal year ended June 30, 2017
                Filed October 10, 2017
                File No. 000-30982

                Form 6-K filed December 11, 2017

Dear Mr. Telewicz:

On behalf of our client IRSA Propiedades Comerciales S.A. (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated July 23, 2018 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 10, 2017 and its interim report on Form 6-K filed on December 11, 2017 and May 24, 2018, in each case, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2017

Item 3. Key Information

A. Selected Consolidated Financial Data, page 1

1.
We have reviewed your response to comment one and note your proposed disclosure includes several general descriptions of how non-IFRS financial measures may be useful to investors. In future filings, please revise your disclosure to provide the unique reasons why each of your non-IFRS financial measures provides useful information to investors regarding your financial condition and results of operations, individually.

In response to the Staff’s comment, the Company advises the Staff that it will include additional relevant disclosure in future Exchange Act filings to describe the specific reasons each of the Company’s non-IFRS financial measures provides useful information to investors regarding its financial condition and results of operations.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of operations for the fiscal years ended June 30, 2017 and 2016

Changes in fair value of investment property, page 122

2.
Please address the following with respect to your response to our prior comment 1:

●
Please tell us why the most significant fair value increases have related to your shopping mall properties. In your response, tell us what portion of the increases in fair value for all periods presented is due to a change in the peso/USD exchange rate versus other factors (i.e. changes in discount rates).

●
In your MD&A you indicate that changes in the peso/USD exchange rates were a significant cause for the changes in fair value of your investment properties. As such, please clarify why your office and other properties did not experience a rate of increase in value similar to the increase experienced in your shopping mall properties.

●
Please address the impact that translation of your projected cash flows to US dollars and then back, for purposes of the discounted cash flows analysis, has on your valuation.

●
Please tell us what US dollar-denominated long-term interest rate is utilized in your calculation, and please provide an analysis of the year-over-year differences in this discount rate, the reasons for these changes, and the impact on your calculation.

●
Finally, please expand your disclosure in future filings to more fully describe your valuation methodology, including:

o
Your policy of translating peso denominated cash flow estimates into USD for purposes of performing your discounted cash flow analysis and the rationale for this policy.

o
An indication of which assumptions are applied to peso denominated cash flow estimates and which assumptions are applied to USD denominated cash flow estimates.

As discussed in the Company’s response dated June 11, 2018, to the Staff’s comment letter dated May 14, 2018, due to economic conditions prevailing in Argentina – which has been determined to be hyperinflationary as of July 1, 2018 under IFRS – there is no observable data available to estimate a long-term peso-denominated interest rate with which to discount the projected future cash flows of the Company’s assets, which are calculated using future inflation rates. Accordingly, the Company translates projected peso-denominated future cash flows into US dollars using a projected US dollar-peso exchange rate. Once the US dollar-equivalent projected cash flows are determined, they are discounted using a US dollar-denominated long-term interest rate.

Certain information responsive to this comment has been omitted from this letter and filed separately with the SEC.

The Company advises the Staff that in future filings it will expand its disclosure to more fully describe its valuation methodology, including (i) the policy of translating peso-denominated cash flow estimates into US dollars in its calculation of discounted cash flows and the rationale for this policy, and (ii) an indication of which assumptions are applied to peso-denominated cash flow estimates and which assumptions are applied to US dollar-denominated cash flow estimates.

Form 6-K filed May 24, 2018

Investment properties, page 11

3.
We note your response to our prior comment 5. Please confirm that your disclosure in future filings (including interim reports) will include disclosure of all unobservable inputs used in the valuation process. Additionally, please confirm that your future disclosure will include a discussion of the reasons for any material changes in the value of your investment properties from period to period.

In response to the Staff’s comment, the Company advises the Staff that, in future filings (including interim reports), it will include disclosure of all unobservable inputs used in the valuation process as well as a discussion of the reasons for any material changes in the value of its investment properties from period to period.

* * *

Please do not hesitate to contact me (212 455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado
Jaime Mercado

cc:   Matías Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Walter Zablocky
David L. Williams